MN 55133-3428 USA 3-2204 gmlarson@mmm.com
Teri Reinseth Vice President, Corporate Controller and Chief Accounting Officer	3M Center, 224-6S-03 Saint Paul, MN 55144-1000 Phone: (651) 575-3651 Email: tereinseth@mmm.com

July 26, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F. Street N.E.

Washington, D.C. 20549

Re:      3M Company

Form 10-K for  the Fiscal Year Ended December 31, 2018

Filed February 7, 2019

File No. 001-03285

We refer to your letter dated July 17, 2019 commenting on the disclosures contained in 3M Company’s (“3M,” the “Company,” or “our”/ “we”) Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission on February 7, 2019. For your convenience, we have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

1.

Operating income, operating income margin, income before taxes, net income, earnings per share, and effective tax rate…,(page 19) – We note on page 20 that your non-GAAP net sales are the same as your GAAP measures in each of the periods presented. Please explain to us why management believes presenting this measure is meaningful to an investor. This comment also applies to similar presentations made in your March 31, 2019 Form 10-Q and Form 8-K filed on April 25, 2019.

The Company provided the referenced presentations to comply with Item 10(e)(1)(i)(B) of Regulation S-K regarding the reconciliation of applicable GAAP measures to the indicated adjusted amounts (non-GAAP measures). As one of these non-GAAP measures is adjusted operating income margin, 3M included net sales in the tables to aid the reader in understanding that this margin percentage is determined by dividing adjusted operating income by the net sales amount. The inclusion of an amount for net sales in the bottom rows of the tables (“Adjusted Non-GAAP Measure”) was not intended to communicate that the unimpacted net sales was itself an adjusted amount (i.e. non-GAAP measure).

Beginning with 3M’s quarterly report on Form 10-Q filed on July 26, 2019, the Company removed the net sales column with respect to the Item 10(e)(1)(i)(B) reconciliation that is not impacted in arriving at the non-GAAP measures. See Appendix 1 for an excerpt from 3M’s second quarter Form 10-Q filed on July 26, 2019. Because net sales is no longer included in these tables and an associated unimpacted net sales amount is not referenced in the bottom rows thereof, the Company does not make reference to an adjusted net sales measure, which could be perceived as a non-GAAP measure. Accordingly, an associated disclosure of why an adjusted net sales measure is useful to investors under Item 10(e)(1)(i)(C) is not necessary.

2.

We note that you present non-GAAP measures such as adjusted operating income, adjusted income before taxes, adjusted provision for income taxes, adjusted net income attributable to 3M, and adjusted earnings per diluted share which exclude the impact of the MN NRD litigation charge. We note similar non-GAAP measures within your March 31, 2019 Form 10-Q that are adjusted for other significant litigation-related charges incurred during the three months ended March 31, 2019. Please tell us how your presentation complies with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K.

3M considered Item 10(e)(1)(ii)(B) of Regulation S-K in its preparation of the presentation of certain amounts adjusted for significant litigation-related charges.

By way of reference, the Company considered significant litigation-related charges to be $897 million in 2018 associated with resolution of the Minnesota natural resource damages (MN NRD) lawsuit and $548 million in the first quarter of 2019 related to historical PFAS manufacturing and coal mine dust respirator mask lawsuits. This was disclosed in the description of related non-GAAP measures on pages 53 and 19 of 3M’s Forms 10-Q for the quarter ended March 31, 2019 and 10-K for the year ended December 31, 2018, respectively. In each case, the disclosure referenced the Commitments and Contingencies note to the consolidated financial statements for further discussion of these matters. The respective amounts agree to this note and the Regulation S-K Item 10(e)(1)(i)(B) reconciliation as follows, for example, with respect to the Form 10-Q for the quarter ended March 31, 2019:

•	$897 million related to the MN NRD lawsuit in 2018—The amount is referenced at the top of page 38.
•

$548 million related to historical PFAS manufacturing and coal mine dust respirator mask lawsuits in the first quarter of 2019—The amount is comprised of the $235 million charge associated with historical PFAS manufacturing sites litigation in the third full paragraph on page 40 and the $313 million charge associated with coal mine dust lawsuits in the third full paragraph on page 32.

Item 10(e)(1)(ii)(B) indicates a registrant must not “adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” 3M evaluated this rule and concluded that it complied with the respective requirements. The Company considered the following in reaching this conclusion:

•

Throughout the applicable filings, 3M does not use any of the prohibited “non-recurring, infrequent or unusual” terminology in reference to the MN NRD resolution or the developments associated with historical PFAS manufacturing litigation and coal mine dust respirator mask lawsuits.

•

3M further considered Question 102.03 in the SEC’s Compliance and Disclosure Interpretations (CD&Is) – Non-GAAP Financial Measures. Question 102.03 clarifies that when presenting a non-GAAP measure that adjusts for such items, the prohibition of Item 10(e)(1)(ii)(B) relates to the description of the charge that is being adjusted—and not to the ability to present an adjusted amount. The Question concludes, “the fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual…does not mean that the registrant cannot adjust for that charge or gain.”

Further, the quantitative and qualitative aspects of these items were such that they had a significant impact to the Company’s financial results. As a result, management considered amounts adjusted for these items in evaluating and managing its operations and believed a discussion of results adjusted for these items was meaningful to investors in providing analysis of ongoing underlying operating trends. Accordingly, 3M made such reference in relation to these non-GAAP measures (complying with Items 10(e)(i)(C) and (D) of Regulation S-K).

If you have any questions or comments with respect to the above, please call me at 651-575-3651.

Sincerely,

/s/ Teri E. Reinseth

Teri E. Reinseth

cc: Nick Gangestad

Appendix 1

Excerpt—Table from page 61 of 3M’s Form 10-Q filed July 26, 2019

(Dollars in millions, except per share amounts)	Operating Income	Operating Income Margin	Income Before Taxes	Provision for Income Taxes	Effective Tax Rate	Net Income Attributable to 3M	Earnings Per Diluted Share	Earnings per diluted share percent change

Three months ended June 30, 2018 GAAP	$2,401	28.6%	$2,350	$488	20.8%	$1,857	$3.07
Three months ended June 30, 2018 adjusted amounts (non-GAAP measures)	$2,401	28.6%	$2,350	$488	20.8%	$1,857	$3.07

Three months ended June 30, 2019 GAAP	$1,702	20.8%	$1,446	$315	21.8%	$1,127	$1.92	(37.5)%
Adjustment for loss on deconsolidation of Venezuelan subsidiary			162	—		162	0.28
Three months ended June 30, 2019 adjusted amounts (non-GAAP measures)	$1,702	20.8%	$1,608	$315	19.6%	$1,289	$2.20	(28.3)%

(Dollars in millions, except per share amounts)	Operating Income	Operating Income Margin	Income Before Taxes	Provision for Income Taxes	Effective Tax Rate	Net Income Attributable to 3M	Earnings Per Diluted Share	Earnings per diluted share percent change
Six months ended June 30, 2018 GAAP	$3,408	20.4%	$3,315	$847	25.6%	$2,459	$4.04
Adjustment for significant litigation-related charges	897		897	187		710	1.16
Adjustment for measurement period accounting of TCJA				(217)		217	0.36
Six months ended June 30, 2018 adjusted amounts (non-GAAP measures)	$4,305	25.8%	$4,212	$817	19.4%	$3,386	$5.56

Six months ended June 30, 2019 GAAP	$2,838	17.7%	$2,534	$510	20.1%	$2,018	$3.44	(14.9)%
Adjustment for significant litigation-related charges	548		548	124		424	0.72
Adjustment for loss on deconsolidation of Venezuelan subsidiary			162	—		162	0.28
Six months ended June 30, 2019 adjusted amounts (non-GAAP measures)	$3,386	21.1%	$3,244	$634	19.5%	$2,604	$4.44	(20.1)%